SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File No. 001-36566

Mobileye N.V.

(Translation of registrant’s name into English)

Har Hotzvim

13 Hartom Street

PO Box 45157

Jerusalem 9777513, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐          No  ☒

On July 31, 2017, Mobileye N.V. (the “Company”) issued a press release announcing that the previously announced all cash tender offer by Cyclops Holdings, LLC (“Cyclops”), a Delaware limited liability company and a wholly owned subsidiary of Intel Corporation (“Intel”), to purchase all outstanding ordinary shares of the Company pursuant to that certain Purchase Agreement previously entered into by and among the Company, Intel, and Cyclops Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Intel which, on April 4, 2017, was converted into Cyclops, has been extended. The tender offer is now scheduled to expire at 5:00 p.m., New York City time, on August 11, 2017, unless the tender offer is further extended or earlier terminated, in either case, pursuant to the terms of the Purchase Agreement. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit

99.1	Press release issued by Mobileye N.V., dated July 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 31, 2017

MOBILEYE N.V.

By:	/s/ Ofer Maharshak
Ofer Maharshak
Chief Financial Officer